

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

December 6, 2007

Mr. Andrew J. Hajducky, III, Chief Financial Officer
Interactive Data Corporation
32 Crosby Drive
Bedford, MA 01730

Re: **Interactive Data Corportion**
Form 10-K for the fiscal year ended December 31, 2006
File No. 1-31555

Dear Mr. Hajducky:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, or Anne McConnell, Senior Staff Accountant at (202) 551-3709, or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief